ENERGY OPPORTUNITY GROWTH

Report to Shareholders




03019057

eog resources

Financial and Operating Highlights

(In millions, except per share data, unless otherwise indicated)	2002	2001	2000
Net Operating Revenues	$ 1,095	$ 1,655	$ 1,490
Income Before Interest and Taxes	$ 179	$ 677	$ 695
Net Income Available to Common	$ 76	$ 388	$ 386
Exploration and Development Expenditures*	$ 821	$ 1,113	$ 687
Wellhead Statistics			
Natural Gas Volumes (MMcfd)	924	921	908
Natural Gas Prices ($/Mcf)	$ 2.60	$ 3.81	$ 3.49
Crude Oil and Condensate Volumes (MBbld)	23.3	25.8	27.5
Crude Oil and Condensate Prices ($/Bbl)	$ 24.56	$ 24.83	$ 29.57
Natural Gas Liquids Volumes (MBbld)	3.7	4.0	4.7
Natural Gas Liquids Prices ($/Bbl)	$ 14.05	$ 16.89	$ 19.87
NYSE Price Range ($/Share)			
High	$ 44.15	$ 55.50	$ 56.69
Low	$ 30.02	$ 25.80	$ 13.69
Close	$ 39.92	$ 39.11	$ 54.63
Cash Dividends Per Share	$ 0.160	$ 0.155	$ 0.135
Average Shares Outstanding (Diluted)	117.2	117.5	119.1
Year-end Basic Shares Outstanding	114.4	115.1	116.8

*Excludes Deferred Income Tax Gross Up of $15 million, $50 million and $23 million for 2002, 2001 and 2000, respectively.

The Company

EOG Resources, Inc. (EOG) is one of the largest independent (non-integrated) oil and gas companies in the United States and is the operator of substantial proved reserves in the U.S., Canada and offshore Trinidad. EOG is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

On the cover

What is EOG Resources? It is *energy*. It is *opportunity*. It is *growth*. Representing our company's commitment to its shareholders are Houston-based employees Senior Reservoir Engineer Toni Clifton-Wood and Chief Reservoir Engineer Chuck Smith.

2002 Highlights

- EOG's total reserves increased by 9 percent to approximately 4.6 trillion cubic feet equivalent.
- From all sources, EOG replaced 193 percent of production at a finding cost of $1.06 per thousand cubic feet equivalent (Mcfe). Reserve replacement in North America was 158 percent with a total all-in finding cost of $1.42, down 10 percent from 2001. From drilling alone, EOG replaced 160 percent of production at a finding cost of $1.17 per Mcfe.
- In Canada, EOG increased total production 23 percent and natural gas production 22 percent, compared to 2001.
- In Trinidad, EOG announced the Parula natural gas discovery, added two new offshore exploration blocks, successfully started up the CNC Ammonia Plant and signed a 25-year extension on the offshore SECC Block.
- For the eighth consecutive year, EOG reduced the number of shares outstanding. After repurchasing 0.7 million shares of common stock, net of option exercises, stock plans and other increases, EOG had 114.4 million basic shares outstanding at December 31.

Information regarding forward-looking statements is on page 19 of this annual report to shareholders.